Letter from the CEO

Dear Shareholders,

Despite falling commodity prices that continued to weigh down the mining sector, we made significant strides in 2015 for our company and stakeholders. Our main objectives were to maintain production, reduce operating costs, and maximize free cash flow, and we successfully achieved each of these goals. By continually reducing costs and improving productivity at our operations, we have positioned ourselves well to survive the current downturn and prosper from the next cyclical rise in metals prices.

For the third year in a row, we met or exceeded our production and cost guidance. Our operations group delivered another solid year of production and we once again reduced our all-in sustaining costs in 2015. Guanaceví and Bolañitos each performed better than planned, and the completion of the phase two mine expansion at El Cubo to 2,200 tonnes per day was a significant achievement by our operations group.

Our exploration efforts continued to deliver positive results in 2015, notwithstanding a reduced budget. We succeeded in replacing silver reserves and boosting silver resources last year, and we identified new mineralized zones at each mine as well as at the emerging new high grade Terronera project.

Over the past 11 years, we have acquired three old mines in historic mining districts that were struggling to survive, and we transformed each of them into modern, larger, more efficient mining operations. Guanaceví and Bolañitos have been profitable for many years and they continue to generate free cash flow today, but El Cubo has proven to be a bigger challenge.

When we took over El Cubo, the operation was losing money, and in spite of our success in driving the all-in sustaining costs down from more than $40 per ounce to less than $20 per ounce silver (net of gold credits), El Cubo continued to consume cash at year-end. We therefore made the difficult decision early this year to suspend further investments on exploration and development in 2016, mine the accessible reserves, and reduce production until the mine goes on care and maintenance late this year.

We recently made an exciting new greenfields silver discovery at our Terronera property in Jalisco State, Mexico. Terronera is a high-grade silver-gold find that has the potential to become our largest and most profitable mine. We initially planned to complete a pre-feasibility study last year, but with the further decline in metal prices, we chose to first publish a preliminary economic assessment, the results of which were very positive.

Late last year, deep drilling at Terronera intersected the highest grades yet found on the property. The main mineralized zone is still open at depth and along strike and surface sampling of several other veins identified multiple new high-grade drill targets. We intend to continue aggressively exploring and engineering this project in 2016 to significantly expand the resources and enhance the economics at current metal prices, then proceed with the full pre-feasibility study later this year.

Mining is a dangerous business, and at Endeavour, workplace safety is our number-one priority. None of our mines had effective safety programs in place when we acquired them, so we are proud of the remarkable safety improvements we have accomplished. At each mine, workplace incidents have declined year on year. Also in 2015, the El Cubo mine rescue team placed second all round in the XIV Mexico National Mine Rescue Competition, and first in the Benchman competition. All three of our mine rescue teams are highly skilled, training year-round to handle any emergency. We are grateful for their dedication and service.

Despite the challenging economic environment, we made a real effort to maintain our community investment programs. All three of our mines received the Socially Responsible Company distinction awarded by CEMEFI (the Mexican Center for Philanthropy). Our local managers are very active in their communities, and invest significant amounts of funds, time and effort to support health and education programs, recreation and sports activities, and local festivals and celebrations.

In recent years, the mining industry’s reputation has been damaged by a number of highly publicized tailings spills. While each of our tailings facilities fully meet or exceed Mexican and Canadian standards, as an extra precaution, we brought in an outside consultant to review our tailings facilities and practices. We invested in additional engineering and training at each facility to raise the bar further and ensure our mines and communities are not at risk because of our tailings.

When it comes to reclaiming and enhancing the natural environment, Endeavour is one of the most proactive mining companies in Mexico. Last year we planted more than 31,000 trees and cacti. We always reclaim and replant land that we disturb, quite often within the same year.

Since its inception, Endeavour has embraced the philosophy of continuous improvement. This attitude allows us to consistently deliver growth and value by investing in exploration and development, minimizing costs and maximizing profits. This year, I expect gold and silver prices to bottom and start their climb into the next precious metals cycle. Notwithstanding, we will continue to focus on operating each mine to generate free cash flow, investing at Terronera to unfold its full mining potential, and seeking strategic merger and acquisition opportunities.

I want to take this opportunity to thank the entire Endeavour team for their commitment to doing the right things. And I would also like to extend my sincere thanks to you, our shareholders, for your continued support throughout this challenging market cycle. With your loyalty and support, we are well positioned to survive and prosper from the next cyclic rise in precious metals prices.

Bradford Cooke
Chief Executive Officer
March 2016